UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

BROOKS AUTOMATION, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-25434	04-3040660
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 Elizabeth Drive, Chelmsford, MA	01824
(Address of Principal Executive Offices)	(Zip Code)

Jason W. Joseph	978-262-2400
Name and telephone number, including area code, of the person to contact in connection with this report.

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Brooks Automation, Inc. (“Brooks” or the “Company”) has determined that the following “conflict minerals” are necessary to the functionality or production of products manufactured or contracted to be manufactured by the Company: columbite-tantalite (coltran), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. As a result, the Company conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, the “DRC”), or are from recycled or scrap sources. Based on its reasonable country of origin inquiry, Brooks has concluded that some conflict minerals contained in the Company’s products may have originated in the DRC.
Brooks exercised due diligence regarding the source and chain of custody of its conflict minerals through utilization of a nationally recognized due diligence framework, as described in more detail in its Conflict Minerals Report filed as Exhibit 1.02 to this Form SD. Brooks is unable, after exercising due diligence, to determine whether its products contain conflict minerals that directly or indirectly finance or benefit armed groups in the DRC.

Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.02 to this Form SD and is also available on the Company’s website at http://www.brooks.com/company/about-brooks/corporate-responsibility.
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Section 2 - Exhibits
Item 2.01 Exhibits
The following Exhibit is filed as a part of this report:
Exhibit 1.02    Conflict Minerals Report for the year ended December 31, 2013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROOKS AUTOMATION, INC.

/s/ Jason W. Joseph
Jason W. Joseph Vice President, General Counsel and Secretary	Date: May 30, 2014